Exhibit 99.1

Fang Announces First Quarter 2020 Unaudited Financial Results
and Change in Board of Directors

BEIJING, June 4, 2020 /PRNewswire/ — Fang Holdings Limited (NYSE: SFUN) (“Fang” or the “Company”), a leading real estate Internet portal in China, today announced (i) its unaudited financial results for the first quarter ended March 31, 2020, and (ii) a change in board of directors (the “Board”).

First Quarter 2020 Highlights

•                  Total revenues were $38.3 million, an increase of 9.4% from $35.0 million in the corresponding period of 2019.

•                  Operating income from continuing operations was $2.7 million, compared to an operating loss from continuing operations of $11.8 million in the corresponding period of 2019.

•                  Net loss from continuing operations was $39.1 million, compared to a net income from  continuing operations of $5.1 million in the corresponding period of 2019.

“During the COVID-19 global pandemic, Fang achieved positive operating income in the first quarter of 2020,” commented Mr. Jian Liu, CEO of Fang. “Our leads generation services remain a strong growth contributor to our core business. For the coming quarters we look forward to continuing our focus on new initiatives such as live broadcastings, online exhibitions and VR livestreams to better service our customers.”

First Quarter 2020 Financial Results

Revenues

Fang reported total revenues of $38.3 million in the first quarter of 2020, an increase of 9.4% from $35.0 million in the corresponding period of 2019.

•                      Revenue from marketing services was $17.3 million in the first quarter of 2020, an increase of 30.3% from $13.3 million in the corresponding period of 2019, mainly due to the increase in aggregate market demand.

•                      Revenue from listing services was $10.2 million in the first quarter of 2020, a decrease of 16.0% from $12.2 million in the corresponding period of 2019, mainly due to the decrease in the number of paying customers.

•                      Revenue from leads generation services was $7.5 million in the first quarter of 2020, an increase of 88.6% from $4.0 million in the corresponding period of 2019, mainly due to an increased acceptance and popularity of our leads generation services.

•                      Revenue from financial services was $1.7 million in the first quarter of 2020, a decrease of 50.7% from $3.5 million in the corresponding period of 2019, mainly due to the decrease in average loan receivable balance.

Cost of Revenue

Cost of revenue was $5.4 million in the first quarter of 2020, a decrease of 35.9% from $8.4 million in the corresponding period of 2019, primarily due to the decline in sales and the optimization in cost structure.

Operating Expenses

Operating expenses were $32.1 million in the first quarter of 2020, a decrease of 17.0% from $38.7 million in the corresponding period of 2019.

•                      Selling expenses were $13.6 million in the first quarter of 2020, a decrease of 16.9% from $16.3 million in the corresponding period of 2019, mainly due to the decrease in staff related costs.

•                      General and administrative expenses were $18.6 million in the first quarter of 2020, a decrease of 17.1% from $22.4 million in the corresponding period of 2019, mainly due to the decrease in staff related costs.

Operating Income/(Loss) from Continuing Operations

Operating income from continuing operations was $2.7 million in the first quarter of 2020, compared to operating loss from continuing operations of $11.8 million in the corresponding period of 2019.

Change in Fair Value of Securities

Change in fair value of securities for the first quarter of 2020 was a loss of $42.6 million, compared to a gain of $32.0 million in the corresponding period of 2019, mainly due to the fluctuation in market price of investments in equity securities.

Income Tax Benefits/Expenses

Income tax benefits were $2.5 million in the first quarter of 2020, compared to an expense of $11.1 million in the corresponding period of 2019.

Net (Loss)/income from continuing operations

Net loss from continuing operations was $39.1 million in the first quarter of 2020, compared to a net income from continuing operations of $5.1 million in the corresponding period of 2019.

Business Outlook

Based on current operations and market conditions, Fang’s management predicts a positive net income for the year of 2020, which represents management’s current and preliminary view and is subject to change.

Recent Developments

Change in Board of Directors

Ms. Hong Qin, an independent director of the Board, has resigned from the Board for personal reason, effective from June 5, 2020. Ms. Qin’s resignation did not result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. Fang thanks Ms. Qin for her efforts and contributions to the Company.

Fang has appointed Mr. Charles Changming Yan as an independent director of the Board, a member of the audit committee and the compensation committee of the Board, and a member and the chair of the nominating and corporate governance committee of the Board, effective from June 5, 2020. Upon the effectiveness of Ms. Qin’s resignation and Mr. Yan’s appointment, the Board will consist of five directors, including three independent directors.

Mr. Yan founded Cada Resource International Limited, a company engaged in high-tech development and mineral resource industry, and has been its president since 1996. Mr.Yan also serves as the President of Tsinghua University Alumni Association (Hong Kong). He was the vice chairman of the Western Returned Scholars Association of China from 2008 to 2013. Mr.Yan had been awarded as one of the top ten overseas returned entrepreneurs in China in 2002. Mr. Yan received a bachelor’s degree and a master’s degree from Tsinghua University in engineering and a master’s degree from University of Ottawa in engineering.

Conference Call Information

Fang’s management team will host a conference call on the same day at 8:00 AM U.S. ET (8:00 PM Beijing/Hong Kong time). The dial-in details for the live conference call are:

International Toll:	+65 67135600
Toll-Free/Local Toll:
United States	+1 877-440-9253 / +1 631-460-7472
Hong Kong	+852 800-906-603 / +852 3018-6773
Mainland China	+86 800-870-0075 / +86 400-120-0948
Direct Event Passcode	1383200#

Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, Direct Event passcode (1383200#) and unique registrant ID. Get prompted 10 min prior to the start of the conference. Enter the Direct Event Passcode above (1383200#), and your unique Registrant ID, followed by the pound or hash (#) sign to get into the call.

Direct Event online registration: http://apac.directeventreg.com/registration/event/6379533

A telephone replay of the call will be available after the conclusion of the conference call from 11:00 AM ET on June 4, 2020 through 9:59 AM ET June 12, 2020. The dial-in details for the telephone replay are:

International Toll:	+61 2-8199-0299
Toll-Free/Local Toll:
United States	+1 855-452-5696 / +1 646-254-3697
Hong Kong	+852 800-963-117 / +852 3051-2780
Mainland China	+86 400-602-2065 / +86 800-870-0206
Conference ID:	6379533

A live and archived webcast of the conference call will be available on Fang’s website at http://ir.fang.com.

About Fang

Fang operates a leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides primarily marketing, listing, leads generation and financial services for China’s fast-growing real estate and home furnishing and improvement sectors. Its user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains approximately 74 offices to focus on local market needs and its website and database contains real estate related content covering 665 cities in China. For more information about Fang, please visit http://ir.fang.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions, and include, without limitation, statements regarding Fang’s future financial performance, revenue guidance, growth and growth rates, market position and continued business transformation. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Fang’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the impact of Fang’s business development strategies, the impact of the COVID-19 pandemic, and the impact of current and future government policies affecting China’s real estate market. Further information regarding these and other risks, uncertainties or factors is included in Fang’s filings with the U.S. Securities and Exchange Commission. Fang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Mr. Zijin Li
Acting CFO
Email: ir@fang.com

Ms. Jessie Yang
Investor Relations Director
Email: ir@fang.com

Fang Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(in thousands of U.S. dollars, except share data and per share data)

	March 31,	December 31,
	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	107,018	105,282
Restricted cash, current	215,599	219,096
Short-term investments	181,303	194,720
Accounts receivable, net	75,379	66,379
Funds receivable	4,460	8,372
Prepayment and other current assets	37,409	31,509
Commitment deposits	185	188
Loans receivable, current	60,922	60,490
Amounts due from related parties	412	644
Total current assets	682,687	686,680
Non-current assets:
Property and equipment, net	629,969	644,726
Land use rights	50,731	50,731
Deferred tax assets	12,109	6,570
Deposits for non-current assets	482	618
Restricted cash, non-current portion	41,409	42,452
Long-term investments	296,003	341,946
Other non-current assets	38,610	39,179
Total non-current assets	1,069,313	1,126,222
Total assets	1,752,000	1,812,902

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	263,045	264,624
Bond payable-short term	101,777	102,779
Deferred revenue	140,690	134,143
Accrued expenses and other liabilities	111,693	120,244
Customers’ refundable fees	7,755	4,981
Income tax payable	4,272	4,207
Amounts due to related parties	9,215	9,227
Total current liabilities	638,447	640,205
Non-current liabilities:
Long-term bank borrowings	175,881	184,158
Convertible senior notes	168,773	168,929
Deferred tax liabilities	89,253	90,723
Other non-current liabilities	138,179	138,435

Total non-current liabilities	572,086	582,245
Total Liabilities	1,210,533	1,222,450

Equity:
Class A ordinary shares, par value Hong Kong Dollar (“HK$”) 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, issued shares as of December 31, 2019 and March 31, 2020: 71,775,686 and 71,775,686; outstanding shares as of December 31, 2019 and March 31, 2020: 65,403,527 and 65,403,527	9,244	9,244
Class B ordinary shares, par value HK$1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 24,336,650 shares and 24,336,650 shares issued and outstanding as at December 31, 2019 and March 31, 2020, respectively	3,124	3,124
Treasury stock	-123,216	-123,216
Additional paid-in capital	534,100	528,620
Accumulated other comprehensive loss	-113,760	-98,371
Retained earnings	231,283	270,358
Total Fang Holdings Limited shareholders’ equity	540,775	589,759
Non controlling interests	692	693
Total equity	541,467	590,452
TOTAL LIABILITIES AND EQUITY	1,752,000	1,812,902

Unaudited Condensed Consolidated Statements of Comprehensive Income1

(in thousands of U.S. dollars, except share data and per share data)

	Three months ended
	March 31,	March 31,
	2020	2019

Revenues:
Marketing services	17,288	13,263
Listing services	10,216	12,159
Leads generation services	7,518	3,986
Value-added services	1,416	1,002
Financial services	1,726	3,499
E-commerce services	109	1,081
Total revenues	38,273	34,990

Cost of revenues:
Cost of services	-5,407	-8,438
Total cost of revenues	-5,407	-8,438

Gross profit	32,866	26,552

Operating expenses and income:
Selling expenses	-13,561	-16,319
General and administrative expenses	-18,556	-22,393
Other income	1,914	387

Operating income/(loss) from continuing operations	2,663	-11,773
Foreign exchange gain/(loss)	1,716	-262
Interest income	3,923	1,689
Interest expense	-8,461	-6,045
Investment income, net	822	5
Realized gain on sale of available-for-sale securities	—	298
Change in fair value of securities	-42,634	32,049
Government grants	369	235
Other non-operating loss	—	—
Income (Loss) before income taxes and noncontrolling interests from continuing operations	-41,602	16,196

Income tax benefits
Income tax benefits	2,527	-11,119
Net income from continuing operations, net of income taxes	-39,075	5,077
Income from discontinued operations, net of income taxes	—	8,323
Net (loss)/income	-39,075	13,400
Net income attributable to noncontrolling interests	—	—
Net income attributable to Fang Holdings Limited shareholders
	-39,075	13,400
Earnings per share for Class A and Class B ordinary shares and per ADS:
Basic	-0.41	0.15
Diluted	-0.41	0.14
Earnings from continuing operations per share for Class A and Class B ordinary shares and per ADS:
Basic	-0.41	0.06
Diluted	-0.41	0.05
Earnings from discontinued operations per share for Class A and Class B ordinary shares and per ADS:
Basic	—	0.09
Diluted	—	0.09

[1] Impact of the Separation of China Index Holdings Ltd (NASDAQ: CIH) (“CIH”) on the Company’s Financial Statements: The separation of CIH represents a strategic shift of Fang and has a major effect on Fang’s results of operations, the business operated by CIH has been reclassified as discontinued operations. For the periods presented in this press release, the assets and liabilities of the discontinued operations are presented separately on the consolidated balance sheets, and the results of the discontinued operations, less applicable income taxes, are reported as a separate component of income, which is income from discontinued operations, on the consolidated statements of comprehensive income (loss).